FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S. A. NIRE: 42300025747 CNPJ/MF Nº 20.730.099/0001 -94 A Publicly-held company

EXCERPT FROM MINUTES NUMBER 121 OF SADIA S.A. BOARD OF
DIRECTORS MEETING HELD ON MARCH 29, 2007

I hereby certify that on the twenty-ninth day of March of the year two thousand and seven, at 08:00 a.m., at its facilities at Rua Fortunato Ferraz nº 365 – 2º floor, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order for appreciation, inter alia, of the following item:

1. PROVISION FOR THE PAYMENT OF DIVIDENDS IN THE FORM OF INTEREST ON EQUITY

After examining item 1 of Minutes No. 432 of the Management Board Meeting held on March 28, 2007, the Board of Directors authorized, in conformity with the provision in item IV of Article 17 of the Bylaws, the provision of funds for the payment of dividends in the form of interest on equity for the first quarter of 2007, in the gross amount of R$0.036976 and net amount of R$0.031429 per common and preferred shares. This interest will be included in the calculation of the minimum compulsory dividend that will be approved at the Ordinary Shareholders Meeting to be held in 2008. The corresponding credit shall be entered in the Company's accounting records on March 31, 2007 and the payment shall be made on August 17, 2007, with basis on the shareholding position of April 3, 2007 less withholding income tax of fifteen percent (15%), in accordance with paragraph 2, Article 9, of Law 9249/95, except for shareholders that are provenly exempted. The shares will then be traded at São Paulo Stock Exchange and at New York Stock Exchange, ex-right to interest on equity, as of and including April 04, 2007.

There being no further business, the Meeting was adjourned to draw up these minutes, which were then signed by the Board members present.

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (1st Vice Chairman); Osório Henrique Furlan (2nd Vice Chairman); Alcides Lopes Tápias; Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Marcelo Fontana; Norberto Fatio; Vicente Falconi Campos.

I hereby certify that this is a faithful excerpt from Minutes No. 121, transcribed on pages 41 to 43 of Book No. 04 of Sadia S.A. Board of Directors Meetings.

José Nestor Conceição Hopf

Secretary